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                                                                Exhibit 99.(a)14


 Contact:Paul Dickard (Media Contact)
         (201) 573-3120

         Joseph Fimbianti (Analyst Contact)
         (201) 573-3113

             INGERSOLL-RAND SUCCESSFULLY COMPLETES CASH TENDER OFFER
      AND ACQUIRES IN EXCESS OF 93% OF THE SHARES OF HUSSMANN INTERNATIONAL

         Woodcliff Lake, N. J., June 14, 2000 - Ingersoll-Rand Company (NYSE:
IR) today announced that its cash offer for all outstanding shares of common stock of Hussmann International, Inc., expired, as scheduled, at 12:00 midnight, New York City time on Tuesday, June 13, 2000. IR, through its subsidiary making the offer, IR Merger Corporation, has accepted for purchase all shares validly tendered and not properly withdrawn prior to the expiration of the offer.

         The acceptance of these shares in the tender offer results in IR's ownership of in excess of 93% (including shares subject to guaranteed deliveries) of Hussmann's outstanding common stock.

         In the second step of the acquisition, IR Merger Corporation will be merged with and into Hussmann and each share not previously purchased in the tender offer will be converted, subject to appraisal rights, into the right to receive $29.00 in cash. The merger will be completed as soon as practicable.

         "We are pleased that Hussmann has joined the IR family," said Herbert
L. Henkel, chairman, president and chief executive officer. "The addition of Hussmann's world leading business represents a significant event in the continuing transformation of IR as a diversified industrial company."

         As previously stated when the transaction was announced on May 12, 2000, the transaction is valued at approximately $1.83 billion, including the assumption of approximately $275 million of debt. IR expects the acquisition to be immediately accretive to earnings per share by two to five cents for the year ending December 31, 2000, and by 15 to 20 cents in 2001, the first full year of combined operations. In addition, the company expects to achieve a return on invested capital of 15% from this transaction by 2004.

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         Based just outside of St. Louis in Bridgeton, Missouri, Hussmann is the world's leading manufacturer of merchandising and commercial refrigeration systems for the global food industry with 1999 sales of $1.3 billion. "The acquisition of Hussmann International significantly expands IR's presence in climate control, which is one of our four key global growth sectors," said Henkel. "The combination of our existing Thermo King solution set for refrigerated food transport with the Hussmann product range creates a one-stop resource in the $25 billion global `cold chain' that can provide products and services for the storage, transportation and retailing of food. In addition, Hussmann's extensive international manufacturing assets provide the capacity to serve the growing European, Asian and Latin American markets. On a combined basis, our Climate Control Sector will have revenues of approximately $2.8 billion by 2001."

         In conjunction with the completion of the acquisition of Hussmann, IR announced that Gordon A. Mapp, a vice president of IR, has been named president of the Climate Control Sector. Mapp most recently was president of IR's Air Solutions business unit. Before that, he was vice president and general manager, North American Division, for Thermo King.

         "Gordon's strong record of success in the climate control market combined with his extensive operations and international experience makes him ideally suited to assume the leadership role of this cornerstone business sector for IR," said Henkel.

         "In addition, I am pleased to note that J. Larry Vowell will remain as president and chief executive officer of Hussmann until his planned retirement at the end of the year."

         IR is a major diversified industrial equipment and components manufacturer serving the global growth markets of Climate Control, Industrial Productivity, Infrastructure Development and Security and Safety. Further information on IR can be found on the company's World Wide Web site at WWW.INGERSOLL-RAND.COM.

         This news release includes "forward-looking statements" that involve risks and uncertainties. Political, economic, climatic, currency, tax, regulatory, technological, competitive and other factors could cause actual results to differ materially from those anticipated in the forward-looking statements. Additional information regarding these risk factors and uncertainties is detailed from time to time in the company's SEC filings, including but not limited to its report on Form 10-Q for the quarter ended March 30, 2000.

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